3001 Deming Way Middleton, WI 53562-1431 P.O. Box 620992 Middleton, WI 53562-0992 (608) 275-3340

May 20, 2024

Mr. Dale Welcome

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Spectrum Brands Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2023
Filed November 21, 2023
File No. 001-04219

Dear Mr. Welcome:

Set forth below is the response of Spectrum Brands Holdings, Inc. (the “Company”) to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated April 22, 2024 (the “Comment Letter”). For your convenience, the text of the comments in the Comment Letter has been duplicated in bold type to precede the Company’s responses.

Form 10-K for Fiscal Year Ended September 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measurements, page 34

1.	Refer to your response to prior comment 2 as it relates to the adjustments for the HPC brand portfolio transitions. We note from your response that the compensation costs for retained personnel appear to relate to your historical operations as they were incurred to facilitate a transition of an entire portfolio of branded products away from an expiring licensed brand to a newly acquired brand portfolio. As such, these costs do not appear to be outside of the company’s normal operations and excluding them from your non-GAAP measure would not be consistent with the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please provide us with a detailed description of these costs, including a clear understanding of the unprecedented facts and circumstances to which you refer in your response. Explain to us clearly why you believe the adjustments comply with the stated guidance.

The Company acknowledges the Staff’s comment and respectfully advises that it considered the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures when preparing the disclosures in its Form 10-K for the year ended September 30, 2023, related to the costs characterized as Home and Personal Care (“HPC”) brand portfolio transitions.

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For further clarity and with regards to the unprecedented facts and circumstances being faced by the Company and its HPC segment, our HPC segment has a significant concentration of revenue from global product sales associated with the licensed tradename, Black+Decker® (“B+D”), which we do not directly own but rather license from a third party, Stanley Black & Decker (“SBD”), subject to a license agreement that was periodically renewed and maintained during a long-term relationship with the licensor, further discussed and disclosed in our Form 10-K. Additionally, effective December 2021, we had entered into an amendment to the license agreement which provided for another extension to the pre-existing amendment but also provided an end date of June 30, 2025, and a sell-off period from April 1, 2025, to June 30, 2025, whereby the Company and its HPC segment could continue to sell and distribute but no longer produce products subject to the license agreement. Due to the high level of concentration in revenues associated with the B+D tradename for the Company and its HPC segment, there was a significant shift in strategy required for the utilization of our brands resulting in an unanticipated and unusual shift towards brand development and acquisition to transition away from use of the B+D tradename both during and before the sell-off period would be realized.

On February 3, 2022, the Company and its HPC segment acquired the Tristar Business consisting of the home appliances and cookware categories of Tristar Products, Inc. with intention to leverage the portfolio of acquired brands, legacy brands, and combined distribution channels and resources to facilitate a transition away from the complete use of the B+D tradename altogether. During the projected transition period we planned costs to transition the existing B+D product portfolio to new brands or tradenames that were substantially above our normal recurring costs and investment and beyond pre-existing brand support and product development in the normal course of business. As previously noted in our response to prior comment 2 in our response letter dated March 29, 2024, the costs recognized and adjusted for were associated with personnel costs that had previously been incorporated as part of the continuing operations of the Company and its HPC business but were subject to a restructuring initiative. The Company had also engaged in a restructuring initiative that resulted in headcount reductions but withheld certain actions to retain personnel that were then specifically assigned to the transition project and were no longer supporting the current operations of the Company and its HPC segment. If the brand transition initiative was not necessary, these same personnel would have been subject to the restructuring initiative and their related personnel costs during the transition period would not have been incurred. As such, the Company did not view these retained costs as supporting the recurring ongoing operations of the Company and its HPC segment, but the temporary costs to execute the needed transition and were expected to not be absorbed by the Company upon completion.

In evaluating the consideration of the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, the Company considered the non-recurring and unusual nature of the B+D license agreement, the Tristar Business acquisition and the sizeable investment necessary to transition away from B+D tradename as an operating expense that would not occur repeatedly or occasionally due to its size and the irregular significant concentration of costs versus the nature of the operating expense being incurred. The Company further notes that the scope and nature of the project was ultimately resolved before the year ended September 30, 2023 and all previous actions and consideration towards restructuring were further executed to avoid the Company from absorbing the compensation costs that were previously aligned with the project. Subsequently, there are not incremental costs being recognized and therefore no further adjustments in subsequent periods, plus the Company does not anticipate incurring any similar project costs or initiatives in the foreseeable future.

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2.	Refer to your response to prior comment 2 as it relates to the adjustments for other project costs. Although you indicate in your response that your other projects costs relate to discrete events and projects, it appears that you have similar events and projects in multiple periods. As such, these costs do not appear to be outside of the company’s normal operations and excluding them from your non-GAAP measure is not consistent with the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please provide us with a detailed description of these costs and explain to us clearly why you believe the adjustments comply with the stated guidance.

The Company acknowledges the Staff’s comment and respectfully advises that it considered the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures when preparing the disclosures in its Form 10-K for the year ended September 30, 2023. In consideration for your request for more detailed description of the costs, the following is a summary of the costs and adjustments reported for the year ended September 30, 2023, with further description below.

(in millions)	2023
Strategic Plan Development	$6.0
HPC Business Transformation	$1.3
Business Development Office	$1.1
GPC Australia/New Zealand Market Exit	$0.8
Global Productivity Improvement Initiative	$0.6
IPL Product Category Exit	$0.5
Direct to Consumer Strategic Consulting	$0.5
HPC China Market Exit	$0.4
Total other project costs	$11.2

•	Strategic Plan Development: During the year ended September 30, 2023, the Company engaged with a third-party consulting partner to assist in the development of a long-term strategic plan in consideration of the significant divestiture transactions that the Company had executed or was in process of executing, consisting of the recent separation of the Company’s Hardware and Home Improvement (“HHI”) segment and the continuing efforts to separate its HPC segment, with focus on the strategic growth strategies of its Global Pet Care (“GPC”) and Home & Garden (“H&G”) segments and roadmap following the completion of strategic transactions and effectively reducing the size of the Company to half its previous size and substantially altering the strategic direction and initiatives. The Company had not previously incurred such costs or investment given the relative size and shift in the strategic business objectives being irregular due to the substantive change to the organization being impacted by the divestitures and would not anticipate or expect to incur similar costs in the foreseeable future. In evaluating the consideration of the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, the Company considered the costs in consideration of the significant divestitures and overall impact to the Company’s design and strategy as an operating expense that would not occur repeatedly or occasionally due to its size and circumstances, and asserts that the nature of the costs incurred are appropriate and reflective of non-recurring cost in accordance with the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure on Non-GAAP Financial Measures.
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•	HPC Business Transformation: During the year ended September 30, 2023, the Company and its HPC segment initiated a strategic business transformation initiative within the segment which resulted in the recognition of severance and retention benefit compensation that was provided following the separation of key executives within the HPC segment along with transportation costs to consolidate inventory within distribution centers and decrease footprint. Further, the strategic initiative was necessary to shift the direction of the HPC business following the Tristar Business acquisition in February 2022 and the negative impact to the Company and its HPC segment. In consideration of the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, we considered this adjustment to be appropriate due to the incremental termination and retention costs to complete the transition, impact relative to the Tristar Business acquisition and is reflective of a non-recurring event that is not a normal, operating expense of the Company. Prospectively, the costs attributable to the project are not recurring or recognized in subsequent periods and would not anticipate or expect to incur similar costs in the foreseeable future.
•	Business Development Office: The Company had previously recognized costs associated with business development activities, diligence, and transformation initiatives, used in supporting strategic transaction development and primarily consisting of personnel costs as an adjustment to its non-GAAP performance metric, Adjusted EBITDA. No further disclosure or definition had been recognized due to the lack of materiality to the total consolidated Adjusted EBITDA. Prospectively, the Company has discontinued the adjustment and such costs have been included within Adjusted EBITDA and will no longer be considered a non-GAAP adjustment. The Company considered but concluded not to make an adjustment to historical Adjusted EBITDA presentation as there was no material comparability issue between periods and a portion of costs in the prior year are not recurring in subsequent periods due to restructuring initiatives that were taken in the prior year.
•	GPC Australia/New Zealand Market Exit: During the year ended September 30, 2023, the Company and its GPC segment elected to exit distribution from an Australian distribution center and transfer all commercial operations within the Australia and New Zealand territories to a third-party distributor resulting in the recognition of severance costs associated with the exit. In consideration of the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, we considered these costs to be an appropriate adjustment within the guidance as the recognition of such costs was triggered by the Company’s decision to exit its GPC commercial operations in a specific territory resulting in the occurrence of extraneous termination costs outside normal operations, not related to the continuing costs of the Company’s operations or revenue generating activities, but attributable to a non-recurring event. Prospectively, the costs attributable to the project are not recurring or recognized in subsequent periods and the Company does not anticipate future costs or strategic changes to be incurred.
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•	Global Productivity Improvement Initiative: In previously reported periods, the Company initiated a global project consisting of restructuring related initiatives resulting in the termination and exit of production facilities, organizational restructuring, severance benefits and other exit and disposal activities. During the year ended September 30, 2023, there were incremental costs realized from the closing of certain legal entities associated with previous acquisitions, including remaining costs to facilitate the closing of a production facility and operating entity in LATAM as part of the project, originally initiated in a prior year. In consideration of the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretation on Non-GAAP Financial Measure, we considered this adjustment appropriate due to the fact that the incremental closing costs incurred are not considered to be a normal operating expense of the Company and associated with a previously closed facility and legal entity. Prospectively, the costs attributable to the project are not recurring or recognized in subsequent periods and the Company does not anticipate future costs in the foreseeable future.
•	IPL Product Category Exit: The Company and its HPC segment elected to exit the intense pulse light (“IPL”) product category as part of a strategic transformation for the HPC business, requiring the recognition of incremental costs to be incurred towards compensation with its vendors it had partnered with in the development and production of such products with the product category. In consideration of the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, we considered these costs to be an appropriate adjustment within the guidance as the recognition of such costs was triggered by the Company’s decision to completely exit a product category resulting in the occurrence of extraneous costs outside normal operations, not related to the continuing costs of the Company’s operations or revenue generating activities, but attributable to a non-recurring event as the Company does not regularly exit of its participation within an active product category when executing operational objectives, with the Company or the HPC segment not having exited a product category in recent history. Prospectively, the costs attributable to the project are not recurring or recognized in subsequent periods and the Company does not anticipate future costs or similar changes or exits to product categories to be realized in the foreseeable future.
•	Direct to Consumer Strategic Consulting: Following the acquisition of the Tristar Business during the year ended September 30, 2022, the Company engaged with the former owner of the Tristar Business to support the integration and development of the direct-to-consumer operations within the Company. In consideration of the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, we considered these costs reflected within the adjustment are non-recurring and incremental in consideration of the incremental costs towards the integration of the acquired business into the existing operation of the Company and its HPC segment and similar to a transition service agreement from the predecessor owner of the acquired business that would not be recurring in subsequent periods and would be further leveraged by in house operations, processes and systems following the integration of the business, and do not support revenue generating activities, operations or strategy of the business. Prospectively, the costs attributable to the project are not recurring or recognized in subsequent periods.
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•	HPC China Market Exit: During the year ended September 30, 2023, the Company and its HPC segment elected to exit its commercial operations in China including all distribution operations within the country as part of a strategic transformation of the HPC business, resulting in the recognition of severance costs associated with the exit. In consideration of the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, we considered these costs to be an appropriate adjustment within the guidance as the recognition of such termination costs was triggered by the Company’s decision to exit its HPC commercial operations in a specific territory resulting in the occurrence of extraneous costs outside normal operations, not related to the continuing costs of the Company’s operations or revenue generating activities, but attributable to a non-recurring event. Prospectively, the costs attributable to the project are not recurring or recognized in subsequent periods.
3.	Refer to your response to prior comment 2 as it relates to the adjustments for unallocated shared costs. You indicate that the adjustments reflect the indirect costs incurred to support the HHI segment at the time it was directly owned and operated by the company prior to its disposition, and that under U.S. GAAP, only direct costs associated with the disposed business can be accounted for as discontinued operations. Please explain to us in greater detail why these unallocated shared costs would not represent normal, recurring, cash operating expenses necessary to operate your business, and why adjusting for such costs in your non-GAAP measures would not be inconsistent with the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and respectfully advises that it considered the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures when preparing the disclosures in its Form 10-K for the year ended September 30, 2023.

Effective September 2021, the HHI business was initially held for sale and recognized as discontinued operations when we entered into a purchase agreement with ASSA Abloy for the purchase of the segment, which triggered the required reporting of the HHI segment as a discontinued operation for both the current period and all previously reported periods. As part of the presentation change and recasting of prior periods, the indirect shared costs incurred to support the HHI operations and allocated to our HHI segment were required to be reported as a component of continuing operations in accordance with U.S. GAAP for all periods presented, up through the closing of the sale of the HHI segment on June 20, 2023. Due to the recasting of our HHI segment as a discontinued operation for all periods presented, we also recasted our reported Adjusted EBITDA to reconcile to Net income (loss) from continuing operations (i.e. excluding of the HHI segment which is presented as a discontinued operations).

For the period of September 2021 up through the closing of the sale in June 2023, the Company continued to own and operate the HHI business and continued to incur shared costs to support those operations. As such these costs are not considered stranded costs as these were operating costs of the HHI business during the period of ownership, historically reflected within the operating results of the HHI business which is no longer a component of the Adjusted EBITDA from continuing operations for the Company. The adjustment reflects the normal operating expenses of the HHI segment but are excluded from the normal operating expense of the Company when excluding the HHI segment, as it is being reported as discontinued operations during the period that is operated and owned by the Company. As a result, we would not consider the costs to be a normal recurring, cash operating expense to operate the continuing operations of the business when excluding the discontinued operations of the HHI segment in our Adjusted EBITDA for the continuing operations of the consolidated group.

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After the closing of the sale in June 2023, the shared cost allocated to HHI continue to be incurred but are not considered stranded costs as there is income from Transaction Service Agreements (“TSA”) being realized and offsetting the costs. As the HHI business is no longer legally owned or operated by the Company and the costs are offset within the consolidated financial results for the Company, the adjustment is no longer being reflected or required within our Adjusted EBITDA reconciliations for subsequent periods. For all periods subsequent to the completion of the sale on June 20, 2023, there is no adjustment required or included in our reconciliation of Net Income from Continuing Operations to Adjusted EBITDA as the HHI segment is no longer owned and operated by the Company, and the costs are mitigated through TSAs with the buyer of the HHI segment consistent to our discussions on adjustments made to Adjusted EBITDA.

During the period subsequent to the sale, during the TSA period, The Company has taken actions to rightsize its shared operations and enabling function costs as the Company and the divested HHI business exit the TSA agreements during the transition period which will occur at various exit dates from 12 to 24 months. During such time, no adjustments to Adjusted EIBTDA will be reflected for stranded costs or excess overhead costs attributable to such post-TSA exits.

4.	Refer to your response to prior comment 2 as it relates to the adjustments for legal and environmental costs. Please describe to us in detail the events and circumstances that led to the legal and environmental costs reflected in the adjustments. Specifically explain how you concluded that these were significant and unusual non-recurring matters that have no previous historical context or precedent with your operations, revenue generating activities, business strategy, industry, and regulatory environment. Explain to us in sufficient detail why adjusting for these costs is consistent with the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and respectfully advises that it considered the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures when preparing the disclosures in its Form 10-K for the year ended September 30, 2023. During the year ended September 30, 2023, there were two distinct events that were recognized as legal and environmental costs: (1) the Company and its HPC segment were included in anti-trust matters brought forth by the anti-trust authorities in our EMEA region resulting in additional costs of approximately $1.1 million to facilitate and settle the matter with the applicable authorities, and (2) legal costs of approximately $2.0 million incurred to support litigation actions to pursue insurance recoveries under our representation and warranty policies associated with the Tristar Business acquisition which closed in the prior year on February 14, 2022.

With regards to the anti-trust matters brought forward, the allegations that were made were not of a direct action of the Company or its HPC segment, but attributable to industry wide considerations in which the Company and its HPC segment operate and were indirectly impacted. The Company and its HPC segment have not realized a prior precedent or recent history of incurring costs in order to address such allegations and would not expect such events or actions to be repeated or realized in the foreseeable future, and therefore considered such events and costs to be unusual and not reflective of normal, operating expense of the Company and in accordance with the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure on Non-GAAP Financial Measures.

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With regards to the costs incurred to support the litigation actions in the pursuit of insurance recoveries, we had submitted a claim under the representation and warranty insurance policies associated with the Tristar Business acquisition seeking coverage for losses resulting from breaches of certain representation and warranties in the acquisition agreement. There has been no historical precedent or history in which we have pursued such actions and therefore was considered unusual and non-recurring reflective of the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure on Non-GAAP Financial Measures. Further noted, we have been successful in the recovery of $65 million in insurance proceeds subsequent to the year ended September 30, 2023, which have been reported in our Form 10-Q for the interim period ended March 31, 2024, and also included as an adjustment to EBITDA, excluding the gain from the operating performance results for the respective period end. Given the significant and unusual nature of such actions and mitigation, the exclusion of such costs and recoveries from normal, operating expense supporting the Company’s operations and revenue generating activities was considered appropriate both in the nature and effect in accordance with the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure on Non-GAAP Financial Measures.

Additionally, due to the lack of materiality of each item noted above, within the year ended September 30, 20223, we did not disclose the specific nature of these adjustments. The Company appreciates the perspective of the Staff in its letter dated April 22, 2024 and agrees that, prospectively, it will evaluate each adjustment for enhanced clarity and disclosure so the reader may be able to better understand the nature and reasoning why such adjustments were excluded from the non-GAAP performance metric and why they are reflective of the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosures on Non-GAAP Financial Measures.

5.	Refer to your response to prior comment 2 as it relates to the adjustments for HPC product disposal. Given the nature of the company’s business, please explain to us why the inventory cost and disposition costs to eliminate excess inventory would not be considered normal operating expenses, and why adjusting for these costs when calculating your non-GAAP measure is consistent with the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and respectfully advises that it considered the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures when preparing the disclosures in its Form 10-K for the year ended September 30, 2023.

As discussed in our prior comment 2 in our response letter dated March 29, 2024, the costs associated with HPC product disposal were related to the disposition of products that were transferred with the acquisition of the Tristar Business which closed on February 18, 2022 after an assessment the performance and quality issues of acquired product with consideration issues identified by our retail partners and customers, realization of substantive returns, refunds associated with acquired products, amongst other issues associated with the acquired business. As part of the normal, recurring operating expenses necessary to operate the business, the Company evaluates the risks attributable to excess and obsolete inventory, but in consideration of the above facts and circumstances realized with the acquired Tristar Business, along with associated business risk of the Company and its HPC segment, we did not consider the disposition to be consistent to the normal recurring risks attributable to excess inventory but reflective of incremental loss outside of the normal operations. The Company has never had any subsequent disposal of acquired investment related to the Company in its historical acquisitions and the nature of such losses were directly attributable to the facts and circumstances specific the Tristar Business acquisition.

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The losses realized as part of the adjustment were directly contributed by the Tristar Business acquisition, the realization of poor product performance and quality issues coming from claims with retailers and consumers associated with products from the acquisition, for which also contributed to the realization of significant recalls that were not anticipated or consistent with historical precedent of the Company and its HPC segment, and for which we have pursued remediation through various indemnifications and insurance recoveries from our representation and warranties policies providing coverage of losses resulting from breaches of certain representation and warranties in the agreement associated with the Tristar Business acquisition. As noted in our response to comment 4 of this letter, we have been successful in the recovery of $65 million in insurance proceeds from our representation and warranties policies subsequent to the year ended September 30, 2023, which have been reported in our reporting for the interim period ended March 31, 2024, and also included as an adjustment to EBITDA, excluding the gain from the operating performance results for the respective period end. Additionally, as noted in our response to comment 6 of this letter, we have included gains associated with indemnification provisions directly associated with the product recalls realized.

In evaluating the consideration of the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, the Company considered the nature and circumstances leading to the decision for an immediate inventory disposition on acquired product to be unusual and non-recurring versus the nature of such costs being considered as excess inventory and directly associated with the unusual losses and remediation actions taken by the Company in addressing the losses realized by Tristar Business acquisition, and the indemnifications and insurance claims being realized. Given the significant and unusual nature of such actions and mitigation, the exclusion of such costs from normal, operating expense supporting the Company’s operations and revenue generating activities was considered appropriate both in the nature and effect, given its associated with the Tristar Business acquisition and remediation actions taken outside the normal course, in accordance with the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure on Non-GAAP Financial Measures.

6.	Refer to your response to prior comment 2 as it relates to the adjustments for HPC product recall. Please describe to us in greater detail the products recalled, the circumstances leading to that recall, and quantify the category of costs (e.g., cash reimbursements, inventory replacement and disposition, third-party legal and consultation costs, etc.) recorded in each reported period. Elaborate on how the activities and actions were event driven and specific to responses required by the CPSC, and not reflective of pervasive matters that were previously existing. Given the nature of your operations, tell us in greater detail why these HPC product recall costs would not represent normal operating expenses of your business, and why adjusting for such costs in your non-GAAP measures would not be inconsistent with the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and respectfully advises that it considered the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures when preparing the disclosures in its Form 10-K for the year ended September 30, 2023. In response to your request for greater detail on the products recalled, the following is a summary of the products that were recently identified for recall in coordination with the CPSC:

•	Black+Decker® Garment Steamer: The recall was issued in November 2022 with a remedy agreed to with the CPSC by issuing a replacement part that would complete the required repair. Costs to facilitate the recall were initially accrued and recognized for the year ended September 30, 2022, when the possibility of loss from a potential recall was considered probable.
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•	PowerXL® Self-Cleaning Juicer: The recall was issued in June 2023 with a remedy agreed to with the CPSC by issuing a full refund to consumers. Costs to facilitate the recall were initially accrued and recognized for the year ended September 30, 2022, when the possibility of loss from a potential recall was considered probable.
•	PowerXL® Stuffed Wafflizer Waffle Maker: The recall was issued in March 2023 with a remedy agreed to with the CPSC by issuing a replacement part that would complete the required repair. Costs to facilitate the recall were initially accrued and recognized for the year ended September 30, 2023, when the possibility of loss from a potential recall was considered probable.
•	PowerXL® Dual Basket Air Fryer: The recall was issued in December 2023 with a remedy agreed to with the CPSC by issuing a full refund to consumers. Costs to facilitate the recall were initially accrued and recognized for the year ended September 30, 2023, when the possibility of loss from a potential recall was considered probable.

In each of the recall matters noted above, the Company and its HPC segment evaluated claims received associated with the performance issues of the respective products, safety concerns, and coordinated with the CPSC in the remediation actions to be taken for each recall instance. The Company and its HPC segment do not have a history of addressing such recalls on its products and was required to address an unusual high volume of claims being realized on certain items that were likely to result in a recall being issued with the CPSC, particularly associated with the recent Tristar Business acquisition that closed on February 18, 2022. When the determination was made that a recall was likely to be issued, such incremental costs to address the remediation requirements were identified and accrued based upon expected realization that an official recall will be announced and released.

The following schedule provides for further cost detail associated with the identified product recalls and the periods in which the costs were recognized, for the years ended September 30, 2023, and 2022, respectively.

	Year Ended September 30, 2023
(in millions)	Steamer	Juicer	Wafflizer	Dual Basket	Total
Retail inventory returns	$1.0	$0.2	$2.0	$0.1	$3.3
Replacement product & recall management	—	(1.1)	—	1 .7	0.6
Product rework & recall management	0.5	—	1.1	—	1.6
Inventory write-offs	—	0.1	1.4	2.7	4.2
Indemnification recovery	—	1.1	(2.7)	(1.1)	(2.7)
Legal and engineering costs	0.1	0.4	0.2	—	0.7
Total	$1.6	$0.7	$2.0	$3.4	$7.7

	Year Ended September 30, 2022
(in millions)	Steamer	Juicer	Wafflizer	Dual Basket	Total
Retail inventory returns	$0.3	$1.2	$—	$—	$1.5
Replacement product & recall management	—	3.5	—	—	3.5
Product rework & recall management	3.1	—	—	—	3.1
Inventory write-offs	—	2.2	—	—	2.2
Indemnification recovery	(0.7)	(4.2)	—	—	(4.9)
Legal and engineering costs	—	0.1	—	—	0.1
Total	$2.7	$2.8	$—	$—	$5.5

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As part of the normal, recurring, cash operating expenses necessary to operate the business, the Company evaluates the risks attributable to product liability, along with risks associated with warranties and returns due to defective or nonconforming product, and regularly reserves for such activity and includes the costs associated with such risk in the normal operating costs of the business. The means and ability to facilitate such product recalls are not a component of our normal operations and are not a substantial consideration for our product history which has required third-party support to engage and facilitate such actions. The losses realized are directly associated with the announced product recalls summarized above and issued with the CPSC and were abnormal and distinct from the consideration of other losses realized by the Company during such period. Additionally, with regards to the incremental costs that were realized as part of the product recall, we also recognized indemnifications that were being contractually provided by vendor’s or other third-parties, due to the unusual nature of the occurrence, which were also included as part of the adjustments to ensure all appropriate gains and losses were included within the adjustment.

The Company and our HPC segment do not have a recent precedent or history of facilitating such product recalls and does not expect to continue such activities on a recurring basis. Additionally, following the recognition of the costs associated with recalls address in our adjustment and further discussed above, there is no expected recurring cost or adjustment to be included. The size and significance of the product recalls specifically identified and summarized above were considered irregular to the operations and the Company does not prospective anticipate additional product recalls to be necessary in the foreseeable future. Given the significant and unusual nature of such actions and mitigation, the exclusion of such costs and recoveries from normal, operating expense supporting the Company’s operations and revenue generating activities was considered appropriate both in the nature and effect in accordance with the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure on Non-GAAP Financial Measures.

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Please feel free to contact Jeremy W. Smeltser, Chief Financial Officer, at (608) 278-6414 or Ehsan Zargar, General Counsel & Corporate Secretary at (608) 275-4924 should you have any further questions regarding this matter.

Sincerely,

/s/ Jeremy W. Smeltser
Jeremy W. Smeltser
Chief Financial Officer
Spectrum Brands Holdings, Inc.

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